UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                TELS Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    87969M107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Dennis D. Postma
                                   Ann Postma
                                  P.O. Box 668
                                Pierre, SD 57501
                                 (605) 945-1333
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                February 7, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d01(f) or 240.13d-1(g), check the following box. [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87969M107                                                  Page 2 of 6

--------------------------------------------------------------------------------
 1    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Dennis D. Postma
--------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)  [ ]
             (b)  [ ]
--------------------------------------------------------------------------------
 3    SEC Use Only

--------------------------------------------------------------------------------
 4    Source of Funds (See Instructions)

      PF
--------------------------------------------------------------------------------
 5    Check if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e)        [ ]

--------------------------------------------------------------------------------
 6    Citizenship or Place of Organization

       United States
--------------------------------------------------------------------------------
                        7      Sole Voting Power
                               315,340
   Number of          ----------------------------------------------------------
     Shares             8      Shared Voting Power
  Beneficially                 3,186,460
   Owned by           ----------------------------------------------------------
      Each              9      Sole Dispositive Power
   Reporting                   315,340
     Person           ----------------------------------------------------------
      With             10      Shared Dispositive Power
                               3,186,460
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      3,501,800
--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)  [ ]

--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)

      15.4%
--------------------------------------------------------------------------------
14    Type of Reporting Person (See Instructions)

      IN
--------------------------------------------------------------------------------

CUSIP No. 87969M107                                                  Page 3 of 6

--------------------------------------------------------------------------------
 1    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Ann Postma
--------------------------------------------------------------------------------
 2    Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)  [ ]
             (b)  [ ]
--------------------------------------------------------------------------------
 3    SEC Use Only


--------------------------------------------------------------------------------
 4    Source of Funds (See Instructions)

      PF
--------------------------------------------------------------------------------
 5    Check if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e)   [ ]

--------------------------------------------------------------------------------
 6    Citizenship or Place of Organization

      United States
--------------------------------------------------------------------------------
                        7      Sole Voting Power
                               0
   Number of          ----------------------------------------------------------
     Shares             8      Shared Voting Power
  Beneficially                 313,060
   Owned by           ----------------------------------------------------------
      Each              9      Sole Dispositive Power
   Reporting                   0
     Person           ----------------------------------------------------------
      With             10      Shared Dispositive Power
                               313,060
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      313,060
--------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)  [ ]

--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)

      1.4%
--------------------------------------------------------------------------------
14    Type of Reporting Person (See Instructions)

      IN
--------------------------------------------------------------------------------

This Amendment No. 1 to Statement on Schedule 13D (the "Statement") with respect to the Common Stock of TELS Corporation (the "Issuer") is filed by Dennis D. Postma and Ann Postma (the "Reporting Persons") in order to amend Items 5, 6 and 7 of the Statement to read in their entirety as set forth below. No change is made to the other Items contained in the Statement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a). Dennis Postma may be deemed to be the beneficial owner of 3,501,800 shares of Common Stock, which represents 15.4% of the outstanding shares of Common Stock. Ann Postma may be deemed to be the beneficial owner of 313,060 shares of Common Stock, which represents 1.4% of the outstanding shares of Common Stock.

(b). Dennis Postma has the sole power to vote, direct the vote, dispose and direct the disposition of 315,340 shares of the Common Stock held by him, or 1.4% of the outstanding Common Stock. Dennis Postma shares the power to vote, direct the vote, dispose and direct the disposition of a total of 3,186,460 shares, or 14.0% of the outstanding Common Stock, consisting of the following: (i) 313,060 shares of Common Stock, or 1.4% of the outstanding Common Stock, held by Ann Postma, his wife;
         (ii) 20,000 shares of Common Stock, or .09% of the outstanding Common Stock held by Batavian LLC, a limited liability company of which Mr. Postma is the managing partner; and (iii) 2,853,400 shares of Common Stock, or 12.6% of the outstanding Common Stock, held by Brewster Diversified Services, Inc. ("Brewster"), of which Mr. Postma is an officer, director and shareholder. Dennis Postma and Keith P. Rowland are the officers and directors of Brewster and generally must act by unanimous consent in determining how to exercise voting and investment power with respect to the Common Stock held by Brewster. The address for Keith P. Rowland is 4875 Lily Avenue North, Lake Elmo, Minnesota 55042, and the address for Brewster Diversified Services, Inc. is 4875 Lily Avenue North, Lake Elmo, Minnesota 55042.

         Ann Postma shares the power to vote, direct the vote, dispose and direct the disposition of 313,060 shares of Common Stock, or 1.4% of the outstanding Common Stock, held in her name, with her husband, Dennis Postma.

(c). See Item 3 of the original Statement. In addition, the following transactions were effected by the Reporting Persons since the filing of the Statement.

         (i) On December 4, 2002, Batavian LLC, a limited liability company of which Dennis D. Postma is the managing partner, sold 10,000 shares of TELS common stock in an open market transaction for $2,000.

         (ii) On February 7, 2003, Ann Postma sold 300,000 restricted shares of TELS common stock to one purchaser in a private transaction for $15,000, and 600,000 shares of TELS common stock to two other purchasers in a private transaction for $30,000. Each purchaser signed an investment representation letter and the transfer agent was instructed to place restricted stock legends on the purchasers' stock certificates.

(d). No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock acquired by the Reporting Persons.

(e).     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as described below, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of TELS, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. No securities are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

In August 2002, the board of directors of Strategic Futures and Options, Inc. ("SFO") adopted resolutions generally stating that in consideration for the services provided to SFO by Dennis Postma and Keith Rowland in introducing SFO to TELS and providing assistance in connection with TELS' acquisition of SFO, SFO would cause TELS to enter into a standard registration rights agreement with Messrs. Postma and Rowland and certain of their associates with respect to the TELS shares to be received by them in the reorganization. Subsequently, TELS determined that the registration of such shares would be unreasonably expensive, particularly in light of the relatively short holding period for such shares under Rule 144, and on or about January 27, 2003, TELS and SFO entered into an Agreement with Messrs. Postma and Rowland pursuant to which SFO agreed to pay Mr. Postma $2,000 per month for seven months in lieu of the registration rights and Mr. Rowland agreed to waive the registration rights and any other claim for finder's compensation.

John Gunter, the former president and a director of TELS, has made an oral agreement with Mr. Postma to the effect that once Mr. Gunter and his wife have received $350,000 from the sale of the TELS shares owned by them, they will thereafter pay Dennis Postma a success fee in an amount equal to one-half of any additional amounts received by them from the sale of their TELS shares. Mr. Gunter and his wife own 1,047,934 shares of TELS Common Stock. Their options which entitled them to acquire an additional 131,500 shares of TELS Common Stock expired without having been exercised.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

The following documents are included as exhibits to this Amendment No. 1:

         Agreement dated as of January 27, 2003 among TELS Corporation, Strategic Futures and Options, Inc., Dennis D. Postma and Keith P. Rowland, providing for the payment of a cash finder's fee to Dennis Postma in lieu of common stock registration rights and the waiver by Keith P. Rowland of any finder's compensation.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   2-7-03                                            /s/ Dennis D. Postma
---------------------                              -----------------------------
    Date                                              Dennis D. Postma

   2-7-03                                            /s/ Ann Postma
---------------------                              -----------------------------
    Date                                              Ann Postma

SEC 1746 (9-88) 6 of 6

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S. C. 1001)

Exhibit 1


                                    AGREEMENT

         This Agreement (the "Agreement") is made and entered into effective as of the 27th day of January 2003, among TELS Corporation, a Utah corporation ("TELS"); Strategic Futures and Options, Inc., a Minnesota corporation and wholly-owned subsidiary of TELS; Dennis D. Postma, and individual ("Postma"); and Keith P. Roland, an individual ("Roland"). The parties to this Agreement are sometimes referred to herein individually as a "Party" and collectively as the "Parties."

                                    RECITALS

         WHEREAS, on or about August 16, 2002, the board of directors of SFO adopted resolutions generally stating that in consideration for the services provided to SFO by Postma and Rowland in introducing SFO to TELS and providing assistance in connection with TELS acquisition of SFO (the "Transaction"), SFO would cause TELS to enter into a standard registration rights agreement providing for the registration for resale under the Securities Act of 1933, as amended, at TELS' expense, of the TELS shares to be received in the acquisition by Postma, Ann Postma, Rowland, Jane Rowland and Brewster Diversified Services, Inc.; and

         WHEREAS, TELS has determined that it is not eligible to utilize a Form S-3 registration statement for the resale of such shares and believes the registration of such shares on an alternative form would be unreasonably expensive, particularly in light of the relatively short holding period for such shares under Rule 144; and

         WHEREAS, Roland has agreed to release and relinquish any right he may have to receive compensation from TELS or SFO for finder's services provided to SFO; and

         WHEREAS, Postma has agreed to accept cash compensation from TELS in lieu of such registration rights;

         NOW, THEREFORE, in consideration of the mutual covenants to be performed and benefits to be received hereunder, the parties agree as follows:

         1. Waiver of Rights by Roland. Roland hereby releases and relinquishes any right he may have to receive compensation from TELS or SFO for finder's services rendered in connection with the Transaction.

         2. Payments to Postma. In full consideration for finder's services rendered by Postma in connection with the Transaction, TELS agrees to pay Postma a total of $14,000, which shall be payable in seven equal monthly installments of $2,000 each. The first installment shall be due and payable upon the execution of this Agreement, and subsequent installments shall be due and payable on the fifteenth day of each of the six succeeding calendar months. Such payments shall be delivered to Postma at the address set forth in the "Notices" section of this Agreement below. Any payment not received by Postma within five
(5) days of its due date shall be deemed delinquent and shall cause TELS to be in default in its obligations under this Agreement. Postma hereby accepts such compensation in lieu of registration rights with respect to TELS shares held by Postma, Roland, and their associates, and hereby waives and relinquishes any right he or such associates may have with respect to the registration of such shares.

         3. Notices. Any notices or other communications required or permitted hereunder shall be sufficiently given if: personally delivered; sent by registered or certified mail, return receipt requested; or sent by express delivery through a nationally recognized company that provides confirmation of delivery; in each case addressed as follows:

                           If to the Corporation or SFO, to:

                                            Ronald G. Wolfbauer, Jr.
                                            President
                                            Strategic Futures and Options, Inc.
                                            1750 Yankee Doodle Road
                                            Eagan, MN 55121

                           If to Postma, to:
                                            Dennis D. Postma
                                            P.O. Box 668
                                            Pierre, SD 57501

                           If to Roland, to:
                                            Keith P. Roland
                                            4875 Lily Avenue North
                                            Lake Elmo, MN 55042

or such other addresses as shall be furnished in writing by any party in the manner for giving notices hereunder, and any such notice or communication shall be deemed to have been given as of the date received.

         4. Attorney's Fees. In the event that any Party institutes any action or suit to enforce this Agreement or to secure relief from any default hereunder or breach hereof, the breaching Party or Parties shall reimburse the non-breaching Party or Parties for all costs, including reasonable attorneys' fees, incurred in connection therewith and in enforcing or collecting any judgment rendered therein.

         5. Miscellaneous. The terms, covenants and conditions herein contained shall be binding upon and inure to the benefit of the Parties and their respective heirs, successors, transferees and assigns. No Party may assign this Agreement or any rights hereunder to anyone except with the prior written consent of the other Parties. This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and may only be modified by a subsequent writing executed by all Parties hereto. If any term, covenant, condition or agreement of this Agreement or the application of it to any person or circumstance shall to any extent be invalid or unenforceable, the remainder of this Agreement or the application of such term, covenant, condition or agreement to persons or circumstances, other than those as to which it is invalid or unenforceable, shall not be affected thereby, and each term, covenant, condition or agreement of this Agreement shall be valid and shall be enforced to the extent permitted by law. Time is expressly made of the essence of all the provisions of this Agreement. This Agreement shall be interpreted and construed only by the contents hereof, and there shall be no presumption or standard of construction in favor of or against either Seller or Buyer. This Agreement shall be construed and enforced in accordance with, and governed by, the laws of the state of Minnesota. The individuals executing this Agreement on behalf of corporate entities represent and warrant that they have the power and authority to do so, and to bind the entities on whose behalf they are executing this Agreement.

         6. Counterparts. This Agreement may be executed in any number of counterparts, and each of such counterparts shall for all purposes be deemed to be an original.

         Dated effective as of the date first written above.

         The Company:                        SFO:

         TELS Corporation                    Strategic Futures and Options, Inc.
         A Utah Corporation                  A Minnesota Corporation


         By /s/ Ronald G. Wolfbauer, Jr.     By  /s/ Ronald G. Wolfbauer, Jr.
         --------------------------------    -----------------------------------
         Ronald G. Wolfbauer, Jr.            Ronald G. Wolfbauer, Jr.
         President and CEO                   President and CEO


         Postma:                             Rowland:


         Dennis D. Postma                    /s/ Keith P. Rowland
         --------------------------------    -----------------------------------
         Dennis D. Postma                    Keith P. Rowland
         An Individual                       An Individual